UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date August 31, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2018 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the interim financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2018), with comparative figures for the corresponding period in 2017.

As the Company completed the transfer of 100% equity interest in Eastern Air Logistics Co., Ltd.* (“Eastern Logistics”) to Eastern Airlines Industry Investment Company Limited* (“Eastern Airlines Industry Investment”, a wholly-owned subsidiary of China Eastern Air Holding Company (“CEA Holding”), the controlling shareholder of the Company) in February 2017, the interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity, interim condensed consolidated statement of cash flows as well as the financial information under corresponding notes to the financial statements of the Group and the operating data of the Group for the first half of 2017 still included the corresponding data of Eastern Logistics in January 2017. The interim condensed consolidated statement of financial position and financial information under corresponding notes to the financial statements of the Group and the fleet data of the Group as at 30 June 2017 and 30 June 2018 did not include the corresponding data of Eastern Logistics.

The interim financial information of the Group for the six months ended 30 June 2018 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2018.

*	For identification purpose only

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2018

		For the six months ended 30 June
		2018	2017
	Notes	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue	5	54,500	48,423
Other operating income and gains	6	3,390	4,766
Operating expenses
Aircraft fuel		(15,252)	(12,139)
Take-off and landing charges		(7,097)	(6,430)
Depreciation and amortisation		(7,534)	(6,547)
Wages, salaries and benefits		(9,831)	(8,860)
Aircraft maintenance		(1,649)	(2,165)
Impairment charges		(6)	(9)
Food and beverages		(1,665)	(1,501)
Aircraft operating lease rentals		(2,016)	(2,235)
Other operating lease rentals		(473)	(401)
Selling and marketing expenses		(1,813)	(1,593)
Civil aviation development fund		(1,093)	(1,004)
Ground services and other expenses		(1,651)	(1,916)
Fair value changes of equity instrument at fair value through profit or loss		(30)	—
Indirect operating expenses		(2,334)	(2,059)

Total operating expenses		(52,444)	(46,859)

Operating profit		5,446	6,330
Share of results of associates		57	113
Share of results of joint ventures		28	31
Finance income		52	703
Finance costs	8	(2,416)	(1,404)

Profit before income tax		3,167	5,773
Income tax expense	9	(665)	(1,152)

Profit for the period		2,502	4,621

		For the six months ended 30 June
		2018	2017
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Other comprehensive income for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		110	(137)
Fair value changes of available-for-sale investments, net of tax		—	99
Share of other comprehensive income of an associate, net of tax		—	5

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		110	(33)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Fair value changes of equity instruments, net of tax		(7)	—
Fair value changes of equity instruments held by an associate, net of tax		(16)	—
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(126)	184

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(149)	184

Other comprehensive income, net of tax		(39)	151

Total comprehensive income for the period		2,463	4,772

Profit attributable to:
Equity holders of the Company		2,279	4,341
Non-controlling interests		223	280

Profit for the period		2,502	4,621

Total comprehensive income attributable to:
Equity holders of the Company		2,240	4,486
Non-controlling interests		223	286

Total comprehensive income for the period		2,463	4,772

Earnings per share attributable to the equity holders of the Company during the period
— Basic and diluted (RMB)	10	0.16	0.30

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2018

		30 June	31 December
		2018	2017
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current assets
Property, plant and equipment	12	171,253	166,856
Investment properties		287	302
Lease prepayments		1,693	1,717
Intangible assets	13	11,602	11,596
Advanced payments on acquisition of aircraft	14	25,938	24,752
Investments in associates		1,680	1,654
Investments in joint ventures		601	557
Available-for-sale investments		—	800
Equity instruments at fair value through other comprehensive income		1,562	—
Derivative financial instruments		289	151
Other non-current assets		2,969	2,927
Deferred tax assets		112	122

		217,986	211,434

Current assets
Flight equipment spare parts		2,210	2,185
Trade and notes receivables	15	2,272	2,124
Equity instrument at fair value through profit or loss		93	—
Prepayments and other receivables		12,922	9,314
Restricted bank deposits and short-term bank deposits		44	51
Cash and cash equivalents		3,143	4,605
Assets held for sale		103	14

		20,787	18,293

Current liabilities
Sales in advance of carriage		—	7,043
Trade and bills payables	16	2,623	3,184
Contract liabilities		9,703	—
Other payables and accruals		21,240	19,864
Current portion of obligations under finance leases	17	8,247	9,241
Current portion of borrowings	18	33,304	39,090
Income tax payable		145	593
Current portion of provision for return condition checks for aircraft under operating leases		630	981
Derivative financial instruments		43	324
Liabilities directly associated with the assets classified as held for sale		—	8

		75,935	80,328

Net current liabilities		(55,148)	(62,035)

Total assets less current liabilities		162,838	149,399

		30 June	31 December
		2018	2017
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current liabilities
Obligations under finance leases	17	61,028	57,627
Borrowings	18	31,076	24,711
Provision for return condition checks for aircraft under operating leases		2,385	2,038
Contract liabilities		1,792	—
Derivative financial instruments		—	1
Post-retirement benefit obligations		2,708	2,502
Other long-term liabilities		2,013	3,724
Deferred tax liabilities		302	18

		101,304	90,621

Net assets		61,534	58,778

Equity
Equity attributable to the equity holders of the Company
— Share capital	19	14,467	14,467
— Reserves		43,423	40,893

		57,890	55,360

Non-controlling interests		3,644	3,418

Total equity		61,534	58,778

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2018

	Attributable to equity holders of the Company
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million		Subtotal RMB million	Non- controlling interests RMB million	Total equity RMB million
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Balance at 1 January 2018	14,467	26,688	14,205		55,360	3,418	58,778
Change in accounting policy	—	667	361		1,028	3	1,031

Restated total equity as at 1 January 2018	14,467	27,355	14,566		56,388	3,421	59,809
Profit for the period	—	—	2,279		2,279	223	2,502
Other comprehensive income	—	(39)	—		(39)	—	(39)

Total comprehensive income for the period	—	(39)	2,279		2,240	223	2,463
Final 2017 dividend declared	—	—	(738)		(738)	—	(738)

Balance at 30 June 2018	14,467	27,316 *	16,107	*	57,890	3,644	61,534

	Attributable to equity holders of the Company
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million		Subtotal RMB million	Non- controlling interests RMB million	Total equity RMB million
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Balance at 1 January 2017	14,467	26,199	8,784		49,450	2,916	52,366
Profit for the period	—	—	4,341		4,341	280	4,621
Other comprehensive income	—	145	—		145	6	151

Total comprehensive income for the period	—	145	4,341		4,486	286	4,772
Disposal of a subsidiary	—	—	—		—	87	87
Dividends paid to non-controlling interests	—	—	—		—	(22)	(22)

Balance at 30 June 2017	14,467	26,344	13,125		53,936	3,267	57,203

*	These reserve accounts comprise the unaudited consolidated reserve of RMB43,423 million in the unaudited interim condensed consolidated statement of financial position.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2018

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit before tax	3,167	5,773
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	7,207	6,445
Depreciation of investment properties	6	6
Amortisation of intangible assets	81	70
Amortisation of lease prepayments	24	26
Amortisation of other long-term assets	216	180
Impairment of trade receivables	2	2
Loss on disposal of property, plant and equipment	10	2
Fair value adjustment of equity instrument at fair value through profit or loss	30	—
Fair value adjustment of derivative financial instrument	(273)	—
Share of results of associates and joint ventures	(85)	(144)
Gain on disposal of investment in a subsidiary	—	(1,754)
Gain on disposal of an associate	—	(12)
Dividend income from equity instrument at fair value through profit or loss	(5)	(5)
Net foreign exchange losses/(gains)	768	(535)
Interest income	(52)	(29)
Interest expense	1,870	1,353
Provisions for flight equipment spare parts	4	7

Increase in flight equipment spare parts	(29)	(170)
Increase in trade and other receivables and prepayments	(3,752)	(3,214)
Increase in trade and other payables	3,277	423

Cash generated from operations	12,466	8,424

Income tax paid	(1,829)	(1,152)

Net cash flows from operating activities	10,637	7,272

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from investing activities
Additions to property, plant and equipment	(4,326)	(5,341)
Additions to intangible assets	(86)	(50)
Advanced payments on acquisition of aircraft	(6,780)	(7,569)
Investment in an associate	(16)	(33)
Proceeds from disposal of a subsidiary	(11)	1,897
Proceeds from disposal of property, plant and equipment	579	172
Proceeds from novation of purchase rights	644	—
Proceeds from disposal of investment in an associate	—	12
Increase in short-term deposits	—	(4)
Interest received	52	29
Dividends received	57	29
Loans to a joint venture	(22)	—

Net cash flows used in investing activities	(9,909)	(10,858)

Cash flows from financing activities
Proceeds from draw-down of short-term bank loans	12,537	25,103
Proceeds from issuance of short-term debentures	10,500	19,000
Proceeds from issuance of long-term debentures and bonds	2,971	—
Proceeds from draw-down of long-term bank loans and other financing activities	11,046	6,466
Repayments of short-term debentures	(14,000)	(21,000)
Repayments of short-term bank loans	(17,886)	(11,165)
Repayments of long-term bank loans	(530)	(2,832)
Repayments of principal of finance lease obligations	(4,282)	(3,276)
Interest paid	(2,227)	(1,826)
Settlement relating to derivative financial instruments	(384)	—
Dividends paid to non-controlling interests of subsidiaries	—	(22)

Net cash flows (used in)/from financing activities	(2,255)	10,448

Net (decrease)/increase in cash and cash equivalents	(1,527)	6,862
Cash and cash equivalents at beginning of period	4,616	1,695
Effect of foreign exchange rate changes	50	6

Cash and cash equivalents at 30 June	3,139	8,563

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2018

1.	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2018.

2.	BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements, comprising interim condensed consolidated statement of financial position as at 30 June 2018, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2018 (collectively refer to as the ”interim financial information”), have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2018, the Group’s current liabilities exceeded its current assets by approximately RMB55.15 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2018 the Group had total unutilised credit facilities of approximately RMB44.20 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2017, except for the adoption of new standards and interpretations effective as of 1 January 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (continued)

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) on the Group’s financial information and the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods. Certain of the Group’s accounting policies have been changed to comply with the adoption of IFRS 9 and IFRS 15.

3.1 Impact on the financial information

As explained in note 3.2 and 3.3 below, IFRS 9 and IFRS 15 were generally adopted by the Group without restating comparative information. As a result of the changes in the entity’s accounting policies, certain reclassifications and adjustments are therefore not reflected in the restated statement of financial position as at 31 December 2017, but are recognised in the opening statement of financial position on 1 January 2018.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. The adjustments are explained in more detail by standard below.

Impact on the statement of financial position (increase/(decrease)) as at 1 January 2018:

	31 December 2017 As originally presented RMB million	IFRS 9 RMB million	IFRS 15 RMB million	1 January 2018 Restated RMB million
Available-for-sale investments	800	(800)	—	—
Equity instruments at fair value through other comprehensive income (“FVOCI”)	—	1,572	—	1,572
Equity instruments at fair value through profit or loss (“FVPL”)	—	123	—	123
Sales in advance of carriage	7,043	—	(478)	6,565
Frequent flyer program liabilities	2,030	—	(33)	1,997
Provision for impairment of trade receivables	88	31	—	119
Deferred tax liabilities	18	216	128	362

Equity
non-controlling interests	3,418	3	—	3,421
other reserves	26,688	667	—	27,355
retained profits	14,205	(22)	383	14,566

3.2 Adoption of IFRS 9 Financial Instruments

IFRS 9 Financial Instruments — Impact of adoption

IFRS 9, “Financial instruments”, addresses the classification, recognition and measurement of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The adoption of IFRS 9 has resulted in changes in the Group’s accounting policies for classification, recognition and measurement of financial assets and financial liabilities and impairment of financial assets.

Classification and measurement

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 measurement categories including those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss) and those to be measured at amortised cost.

3.	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (continued)

3.2 Adoption of IFRS 9 Financial Instruments (continued)

IFRS 9 Financial Instruments — Impact of adoption (continued)

Reclassification from available-for-sale investments to equity instruments at fair value through other comprehensive income (“FVOCI”)

The Group invested in a number of equity investments at a total cost of RMB107 million and those investments was classified as available-for-sale stated at cost under previous standard IAS 39. With the adoption of IFRS 9, those investments does not meet the IFRS 9 criteria for classification at amortised cost, because their cash flows do not represent solely payments of principal and interest. Therefore, those equity investments are classified as financial asset measured at fair value and the group elected to present any changes in the fair value in other comprehensive income (“FVOCI”), because those investments are held as long-term strategic investments that are not expected to be sold in the short to medium term.

As a result of the adoption of IFRS 9, the above available-for-sale investments has been fair valued as at 1 January 2018 by the management. The difference between the fair value and the carrying amount of those investments as at 1 January 2018 is approximately RMB895 million, and therefore relevant adjustment was recorded to opening equity.

Reclassification from available-for-sale investments to equity instrument at fair value through profit or loss (“FVPL”)

The Group holds certain listed stock shares and this investment was classified as available-for-sale stated at fair value under previous standard IAS 39. With the adoption of IFRS 9, the management reevaluate the intention of possession of this investment, as the management intends to sell this investment in the short to medium term. Therefore, the Group elected to classify this investment as financial asset measured at fair value and present any changes in the fair value in profit or loss (“FVPL”).

Summary of effects resulting from adoption of IFRS 9 is as follows:

	IAS 39		IFRS 9
	Measurement category	Carrying amount RMB million	Measurement category	Carrying amount RMB million
Financial assets
Equity investments at fair value through other comprehensive income	Available-for-sale investments stated at cost	107	FVOCI	1,002

Equity investments at fair value through other comprehensive income	Available-for-sale investments stated at fair value	570	FVOCI	570

Equity investment at fair value through profit or loss	Available-for-sale investments stated at fair value	123	FVPL	123

Impairment of financial assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The Group has one type of financial assets measured at amortised cost that are subject to IFRS 9’s new expected credit loss model:

•	Trade and other receivable

3.	NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (continued)

3.2 Adoption of IFRS 9 Financial Instruments (continued)

IFRS 9 Financial Instruments — Impact of adoption (continued)

Impairment of financial assets (continued)

The Group was required to revise its impairment methodology under IFRS 9 for trade and other receivable. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and other receivables.

The Group established expected credit losses model based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Group’s trade and other receivables. The increase in allowance resulted in adjustment to opening equity amounting to RMB31 million.

3.3 Adoption of IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers — Impact of adoption

IFRS 15, “Revenue from contracts with customers” (“IFRS 15”) deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations.

(a)	Frequent flyer programs

Prior to the adoption of IFRS 15, the Group used residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights, which were valued based on the estimated redemption value. Revenue is recognised when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and recognises in contract liabilities and frequent flyer program liabilities. The application of a relative selling price approach lowers the contract liabilities and frequent flyer program liabilities.

(b)	Change fees

The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded as a contract modification under IFRS 15 instead of considered as no additional goods or services transferred to the customer prior to the adoption of IFRS 15 and recognised in other revenue at the time of the ticket is changed. Under IFRS 15, change fees is recognised in passenger revenue when transportation is provided.

(c)	Passenger ticket breakage

Passenger ticket breakage is defined as the tickets for which the passenger will not use and will expire unused. Prior to the adoption of IFRS 15, the Group recognised revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group recognises the estimated breakage in proportion to revenue recognised for tickets acquired during the same period using a portfolio based approach.

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.

There have been no changes in the risk management department since the 2017 year end or in any risk management policies.

Liquidity risk

The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million (Unaudited)	1 and 2 years RMB million (Unaudited)	2 and 5 years RMB million (Unaudited)	Over 5 years RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2018
Borrowings	35,200	7,551	18,860	4,734	66,345
Derivative financial instruments	43	—	—	—	43
Obligations under finance leases	10,625	11,692	29,695	29,527	81,539
Trade, bills and other payables	19,483	—	—	—	19,483

Total	65,351	19,243	48,555	34,261	167,410

	Less than 1 year RMB million (Audited)	1 and 2 years RMB million (Audited)	2 and 5 years RMB million (Audited)	Over 5 years RMB million (Audited)	Total RMB million (Audited)
At 31 December 2017
Borrowings	41,060	7,325	10,161	10,014	68,560
Derivative financial instruments	324	—	1	—	325
Obligations under finance leases	11,651	10,408	27,895	30,196	80,150
Trade, bills and other payables	16,148	—	—	—	16,148

Total	69,183	17,733	38,057	40,210	165,183

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(b)	Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2018		31 December 2017
	Carrying amounts RMB million (Unaudited)	Fair values RMB million (Unaudited)	Carrying amounts RMB million (Audited)	Fair values RMB million (Audited)
Financial assets
Deposits relating to aircraft held under operating leases included in other non-current assets	189	163	217	193

Financial liabilities
Long-term borrowings	31,076	30,289	24,711	23,812
Obligations under finance leases	61,028	58,964	57,627	57,352

Total	92,104	89,253	82,338	81,164

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments, including Foreign exchange forward contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2018, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(b)	Fair value estimation of financial assets and liabilities (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2018

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million (Unaudited)	Significant observable inputs (Level 2) RMB million (Unaudited)	Total RMB million (Unaudited)
Assets
Derivative financial assets
— Interest rate swaps	—	289	289
Equity instrument at fair value through profit or loss	93	—	93
Equity instruments at fair value through other comprehensive income	560	1,002	1,562

Total	653	1,291	1,944

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	5	5
— Foreign exchange forward contract	—	38	38

Total	—	43	43

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(b)	Fair value estimation of financial assets and liabilities (continued)

As at 31 December 2017

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million (Audited)	Significant observable inputs (Level 2) RMB million (Audited)	Total RMB million (Audited)
Assets
Derivative financial assets
— Interest rate swaps	—	151	151
Available-for-sale investments	693	—	693

Total	693	151	844

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	14	14
— Foreign exchange forward contracts	—	311	311

Total	—	325	325

Available-for-sale investments and partial equity instruments are listed A share and H share stock investments, of which the fair value was measured based on quoted market prices at the reporting dates. The rest of the equity instruments are non-listed shares, mainly of which the fair value was measured using market approach at the reporting dates.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Assets and liabilities for which fair values are disclosed:

As at 30 June 2018

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million (Unaudited)	Significant observable inputs (Level 2) RMB million (Unaudited)	Total RMB million (Unaudited)
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	163	163

Liabilities
Long-term borrowings	2,811	27,478	30,289
Obligations under finance leases	—	58,964	58,964

	2,811	86,442	89,253

4.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

(b)	Fair value estimation of financial assets and liabilities (continued)

As at 31 December 2017

	Fair value measurement using
	Quoted prices in active markets (Level 1) RMB million (Audited)	Significant observable inputs (Level 2) RMB million (Audited)	Total RMB million (Audited)
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	193	193

Liabilities
Long-term bank borrowings	2,678	21,134	23,812
Obligations under finance leases	—	57,352	57,352

	2,678	78,486	81,164

5.	REVENUE

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

Revenue from contracts with customers

	For the six months ended 30 June 2018
Segments	Airline transportation operations	Other segments	Total
Type of goods or service	RMB million	RMB million	RMB million
Traffic revenues
— Passenger	49,045	—	49,045
— Cargo and mail	1,745	—	1,745
Tour operations income	—	1,182	1,182
Ground service income	625	—	625
Commission income	46	—	46
Ticket cancellation fee	991	—	991
Others	159	691	850

Total revenue from contracts with customers	52,611	1,873	54,484

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	34,570	1,873	36,443
International	16,111	—	16,111
Regional (Hong Kong, Macau and Taiwan)	1,930	—	1,930

Total revenue from contracts with customers	52,611	1,873	54,484

Timing of revenue recognition
Transferred at a point in time	1,066	85	1,151
Transferred over time	51,545	1,788	53,333

Total revenue from contracts with customers	52,611	1,873	54,484

Rental income	16	—	16

Revenue	52,627	1,873	54,500

For the six months ended 30 June 2017 RMB million (Unaudited)
Traffic revenues
— Passenger	43,106
— Cargo and mail	1,777
Tour operations income	1,070
Ground service income	701
Cargo handling and processing income	69
Commission income	56
Others	1,644

48,423

6.	OTHER OPERATING INCOME AND GAINS

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Subsidy income (Note (a))	2,815	2,742
Gain on disposal of property, plant and equipment	5	2
Dividend income from equity instrument at fair value through profit or loss	5	5
Gain on disposal of an associate	—	12
Compensation from ticket sales agents	154	126
Fair value changes of derivative financial instruments	273	—
Gain on disposal of investment in a subsidiary	—	1,754
Others	138	125

	3,390	4,766

Note:

(a)

Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2018 and 2017.

7.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 7(c) below.

7.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2018 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenue from external customers	52,533	1,889	—	—	54,422
Inter-segment sales	—	379	(379)	—	—

Reportable segment revenue	52,533	2,268	(379)	—	54,422

Reportable segment profit before income tax	2,512	326	—	333	3,171

Other segment information
Depreciation and amortisation	7,415	115	—	—	7,530
Impairment charges	5	1	—	—	6
Interest income	54	164	(166)	—	52
Interest expenses	1,880	156	(166)	—	1,870
Capital expenditure	13,088	598	—	—	13,686

The segment results for the six months ended 30 June 2017 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenue from external customers	46,340	1,680	—	—	48,020
Inter-segment sales	—	334	(334)	—	—

Reportable segment revenue	46,340	2,014	(334)	—	48,020

Reportable segment profit before income tax	3,818	46	—	1,915	5,779

Other segment information
Depreciation and amortisation	6,636	85	—	—	6,721
Impairment charges	9	—	—	—	9
Interest expenses	1,337	117	(50)	—	1,404
Capital expenditure	15,259	184	—	—	15,443

7.	SEGMENT INFORMATION (continued)

The segment assets and liabilities as at 30 June 2018 and 31 December 2017 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2018
Reportable segment assets	218,485	17,061	(3,263)	4,231	236,514
Reportable segment liabilities	165,540	14,701	(3,263)	258	177,236

	Airline transportation operations RMB million (Audited)	Other segments RMB million (Audited)	Eliminations RMB million (Audited)	Unallocated* RMB million (Audited)	Total RMB million (Audited)
At 31 December 2017
Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity instrument at fair value through profit or loss and equity instruments at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments and dividend income relating to equity instrument at fair value through profit or loss.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	For the six months ended 30 June
	2018	2017
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	36,459	32,142
International	16,111	14,528
Regional (Hong Kong, Macau and Taiwan)	1,930	1,753

	54,500	48,423

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

7.	SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

			For the six months ended 30 June
	Note		2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Revenue
Reportable segment revenue			54,422	48,020
— Reclassification of expired sales in advance of carriage	(i	)	—	354
— Reclassification of taxes relating to the expired tickets	(i	)	78	49

Consolidated revenue			54,500	48,423

			For the six months ended 30 June
	Note		2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Profit before income tax
Reportable segment profit			3,171	5,779
— Differences in depreciation charges for aircraft and
engines due to different depreciation lives	(ii	)	(4)	(6)

Consolidated profit before income tax			3,167	5,773

	Notes		30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Assets
Reportable segment assets			236,514	227,464
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii	)	17	21
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii	)	2,242	2,242

Consolidated assets			238,773	229,727

			30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Liabilities
Reportable segment liabilities			177,236	170,946
— Others			3	3

Consolidated liabilities			177,239	170,949

7.	SEGMENT INFORMATION (continued)

Notes:

(i)

The difference represents the different classification of expired sales in advance of carriage and related taxes under the PRC Accounting Standards and IFRS. After the adoption of CAS 14, the expired sales in advance of carriage is recognised in passenger revenue under the PRC Accounting Standards. As a result, only the taxes relating to the expired tickets will be reclassified.

(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets which have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

8.	FINANCE COSTS

	For the six months ended 30 June
	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Interest on bank borrowings	814	688
Interest relating to obligations under finance leases	1,176	827
Interest relating to post-retirement benefit obligations	48	53
Interest on bonds and debentures	230	184
Interest relating to interest rate swap contracts	13	39
Interest relating to bills discounted	—	18
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 14)	(411)	(405)

	1,870	1,404
Foreign exchange losses, net (note (b)) Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	588 (42)	—

	2,416	1,404

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.50% per annum for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 3.46%).

(b)

The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases for the six months ended 30 June 2018. The exchange gains for the six months ended 30 June 2017 was recorded in finance income.

9.	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	For the six months ended 30 June
	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Income tax	750	1,166
Deferred taxation	(85)	(14)

	665	1,152

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%).

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2017: 25%).

10.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB2,279 million and the weighted average number of shares of 14,467 million in issue during the six months ended 30 June 2018. The Company has no potentially dilutive ordinary shares in issue for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil).

11.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

12.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2018	153,754	13,102	166,856
Transfers from advanced payments on acquisition of aircraft (Note 14)	4,754	—	4,754
Other additions	4,872	2,368	7,240
Transfer from investment properties	—	9	9
Transfer from other non-current assets	—	293	293
Depreciation charges	(6,697)	(510)	(7,207)
Assets included in held for sale	(103)	—	(103)
Disposals	(558)	(31)	(589)

Carrying amount at 30 June 2018	156,022	15,231	171,253

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2017	141,913	11,267	153,180
Transfers from advanced payments on acquisition of aircraft (Note 14)	6,761	—	6,761
Other additions	5,842	975	6,817
Depreciation charges	(6,013)	(432)	(6,445)
Transfer to other non-current assets	—	(4)	(4)
Disposal of a subsidiary	(1,419)	(600)	(2,019)
Disposals	(165)	(8)	(173)

Carrying amount at 30 June 2017	146,919	11,198	158,117

13.	INTANGIBLE ASSETS

	Goodwill (Note(a)) RMB million (Unaudited)	Computer software RMB million (Unaudited)	Others (Note(b)) RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2018	11,270	293	33	11,596
Additions	—	87	—	87
Amortisation	—	(65)	(16)	(81)

Carrying amount at 30 June 2018	11,270	315	17	11,602

	Goodwill (Note(a)) RMB million (Unaudited)	Computer software RMB million (Unaudited)	Others (Note(b)) RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2017	11,270	288	66	11,624
Additions	—	53	—	53
Disposals	—	(1)	—	(1)
Amortisation	—	(54)	(16)	(70)
Disposal of a subsidiary	—	(14)	—	(14)

Carrying amount at 30 June 2017	11,270	272	50	11,592

Notes:

(a)

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

(b)	The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).

14.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	For the six months ended 30 June
	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
At 1 January	24,752	23,357
Additions	5,487	8,031
Interest capitalised (Note 8)	453	405
Transfer to property, plant and equipment (Note 12)	(4,754)	(6,761)

At 30 June	25,938	25,032

15.	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

An ageing analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice/billing date, was as follows:

	30 June 2018	31 December 2017
	RMB million (Unaudited)	RMB million (Audited)
Within 90 days	2,137	1,912
91 to 180 days	34	38
181 to 365 days	20	100
Over 365 days	201	162

Provision for expected credit losses	2,392	2,212
	(120)	(88)

	2,272	2,124

Balances with related parties included in trade and notes receivables are summarised in Note 21(c)(i).

16.	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	30 June 2018	31 December 2017
	RMB million (Unaudited)	RMB million (Audited)
Within 90 days	1,517	2,791
91 to 180 days	545	59
181 to 365 days	325	161
1 to 2 years	106	71
Over 2 years	130	102

	2,623	3,184

Balances with related parties included in trade and bills payables are summarised in Note 21(c)(ii).

17.	OBLIGATIONS UNDER FINANCE LEASES

	30 June 2018	31 December 2017
	RMB million (Unaudited)	RMB million (Audited)
Within one year	8,247	9,241
In the second year	9,554	8,162
In the third to fifth year inclusive	25,133	22,847
After the fifth year	26,341	26,618

Total	69,275	66,868
Less: amount repayable within one year	(8,247)	(9,241)

Long-term portion	61,028	57,627

18.	BORROWINGS

		30 June 2018 RMB million	31 December 2017 RMB million
		(Unaudited)	(Audited)
Non-current
Long-term bank borrowings
— secured		2,220	4,816
— unsecured		9,141	108
Guaranteed bonds		13,894	10,956
Unsecured bonds		5,821	8,831

		31,076	24,711

Current
Current portion of long-term bank borrowings
— secured		3,071	1,028
— unsecured		1,030	3,103
Current portion of unsecured bonds		3,000	—
Short-term bank borrowings
— unsecured		19,703	24,959
Short-term debentures	Note	6,500	10,000

		33,304	39,090

		64,380	63,801

Note:

As at 30 June 2018, the balance represented short-term debentures of RMB6,500 million (31 December 2017: RMB10,000 million) and bore interests at the rates ranging from 3.99% to 4.20% per annum with maturity ranging from 45 days to 90 days.

19.	SHARE CAPITAL

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)
— Tradable shares without trading moratorium	9,808	9,808
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,659	4,659

	14,467	14,467

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

20.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Contracted for:
— Aircraft, engines and flight equipment (Note)	76,295	87,030
— Other property, plant and equipment	3,785	7,572
— Investments	104	208

	80,184	94,810

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Within one year	34,442	28,322
In the second year	21,100	27,516
In the third year	13,447	19,273
In the fourth year	5,794	7,829
Over four years	1,512	4,090

	76,295	87,030

(b)	Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Aircraft, engines and flight equipment
Within one year	3,728	3,048
In the second year	3,039	2,559
In the third to fifth years, inclusive	7,879	7,112
After the fifth year	8,609	7,528

	23,255	20,247

Land and buildings
Within one year	346	332
In the second year	72	164
In the third to fifth years, inclusive	66	156
After the fifth year	32	37

	516	689

	23,771	20,936

21.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 30 June 2018 (2017: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 30 June 2018 (2017: 18.15% and 3.16% ).

The Company is controlled by CEA Holding, which is a state-owned enterprise established in the PRC and is controlled by the PRC government, the Company also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) (Note)	Controlled by the same parent company
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)	Controlled by the same parent company
CES Finance Holding Co., Limited (“CES Finance”)	Controlled by the same parent company and a substantial shareholder of the Company
CES Global Holdings (Hong Kong) Limited (“CES Global”)	Controlled by the same parent company and a substantial shareholder of the Company

21.	RELATED PARTY TRANSACTIONS (continued)

(a)	Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group

Hong Kong Securities Clearing Company Ltd. (“HKSCC”)	A substantial shareholder of the Company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of TravelSky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK

Note:

Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry

Investment at of 8 February 2017 and ceased to be a subsidiary of the Company.

(b)	Related party transactions

			Income or receipts/ (expense or payments)
			For the six months
		Pricing policy	ended 30 June
Nature of transaction	Related party	and decision	2018	2017
		process	RMB million	RMB million
			(Unaudited)	(Unaudited)
Payments on food and beverages*	Eastern Air Catering	(i)	(634)	(556)
	CEA development	(i)	(30)	(37)
	Eastern Import & Export	(i)	(34)	(22)
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(94)	(63)
Payments on logistics services	Eastern Import & Export	(ii)	(48)	—
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(ii)	(1,347)	(957)
	Technologies Aerospace	(ii)	(129)	(135)
	Shanghai Hute	(ii)	(34)	(26)
	Wheels & Brakes	(ii)	(64)	(78)
Payments on system services	China Kaiya	(ii)	(6)	(2)
Payments on cabin cleaning services	Eastern Advertising	(ii)	(9)	(9)
Advertising expense*	Eastern Advertising	(ii)	(9)	(9)
Media royalty fee	Eastern Advertising	(iii)	8	7
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(31)	(38)
Equipment maintenance fee*	Collins Aviation	(ii)	(13)	(16)
	CEA Development	(ii)	(17)	(22)

21.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

			Income or receipts/ (expense or payments)
			For the six months
		Pricing policy	ended 30 June
Nature of transaction	Related party	and decision	2018	2017
		process	RMB million	RMB million
			(Unaudited)	(Unaudited)
Property management and green maintenance expenses*	CEA Development	(ii)	(63)	(20)
Payments on hotel accommodation service*	CEA Development	(ii)	(66)	(19)
Interest income on deposits	Eastern Air Finance Company	(iv)	31	8
Interest expense on loans	CEA Holding	(iv)	(2)	—
Payments on finance leases*	CES Lease Company	(ii)	(1,808)	(664)
Payments on operating leases*	CES Lease Company	(ii)	(58)	—
Civil aviation information network services**	TravelSky	(ii)	(333)	(343)
Flight training fee	CAE Melbourne	(ii)	(30)	(28)
Land and building rental*	CEA Holding	(ii)	(27)	(27)
Disposal of a subsidiary	Eastern Airlines Industry Investment	(v)	—	2,433
Cargo terminal business support services*	Eastern Logistics	(ii)	(8)	(2)
Bellyhold space management*	Eastern Logistics	(ii)	(32)	(44)
Bellyhold space operation cost*	Eastern Logistics	(ii)	(80)	—
Contractual income from Bellyhold space*	Eastern Logistics	(ii)	912	—
Transfer of pilots	Eastern Logistics	(ii)	(22)	(7)
Freight logistics support services	Eastern Logistics	(iii)	50	42
Flight equipment spare parts maintenance**	CASC	(ii)	(51)	(67)
Payments on aviation transportation cooperation and support services**	AFK	(ii)	(209)	—
Aviation transportation cooperation and support services**	AFK	(ii)	440	—

21.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

(i)	The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

(v)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

(c)	Balances with related parties

(i) Amounts due from related parties

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Trade and notes receivables
Eastern Logistics	162	194
Eastern Air Catering	1	1
Eastern Import & Export	80	—

	243	195

	30 June 2018 RMB million	31 December 2017 RMB million
	(Unaudited)	(Audited)
Prepayments and other receivables
Eastern Import & Export	358	379
Technologies Aerospace	—	10
Eastern Air Catering	141	135
Eastern Advertising	—	28
CEA Development	7	2
CEA Holding	11	9
TravelSky	6	5
Others	5	1

	528	569

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

21.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Trade and bills payables
Eastern Import & Export	254	51
Eastern Air Catering	24	31
Technologies Aerospace	101	105
CEA development	10	25
Collins Aviation	1	1
CEA Holding	11	4
CASC	7	9
Shanghai Hute	14	14
Others	8	1

	430	241

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Other payables and accruals
Eastern Import & Export	43	2
Shanghai P&W	491	578
Eastern Air Catering	315	10
CEA Holding	930	302
Shanghai Hute	10	11
Technologies Aerospace	3	1
Wheels & Brakes	49	16
CEA Development	104	50
TravelSky	333	551
Eastern Advertising	11	2
CAE Melbourne	267	316
Eastern Investment	—	269
CES Global	135	—
CES Finance	24	—
HKSCC	215	—
CASC	3	—
Others	102	3

	3,035	2,111

21.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Contract liabilities
Eastern Investment	269	—

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Obligations under finance leases
CES Lease Company	12,835	11,934

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate For the six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	1,673	4,053
Long-term borrowings (included in borrowings)
CEA Holding	3.70%	3.48%	528	28
Loan to joint venture
CEA Melbourne	8.00%	—	22	—

(d)	Guarantees by the holding company

As at 30 June 2018, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2017: RMB7.8 billion).

22.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

23.	DIVIDEND

The Board has not recommended any dividend for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil).

24.	EVENTS AFTER THE REPORTING PERIOD

<The Proposal of Non-public Issuance of A Shares and H Shares to Specified Objects by The Company Under a

Specific Mandate> was approved at the fifteenth ordinary meeting of the eighth session of the Board held on 10 July

2018. The Company will issue no more than 1,616,438,355 A shares (1,616,438,355 shares inclusive) and the gross proceeds of A Shares shall be not more than RMB11,800,000,000 (RMB11,800,000,000 inclusive) to Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), Juneyao (Group) Co., Ltd. and/or its designated controlled subsidiaries and Structural Reform Fund. Meanwhile, the Company will issue no more than 517,677,777 H shares (517,677,777 shares inclusive) and the gross proceeds of H Shares shall be not more than HK$3,550,300,000 (HK$3,550,300,000 inclusive) to Juneyao Airlines and/or its designated controlled subsidiaries. The Non-public Issuance of A Shares and H Shares shall be subject to various approvals by the EGM and relevant government authorities.

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2018	2017	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	118,830.71	108,527.22	9.49%
— Domestic routes	74,288.78	67,631.92	9.84%
— International routes	41,410.00	37,984.36	9.02%
— Regional routes	3,131.93	2,910.94	7.59%
RPK (revenue passenger – kilometres) (millions)	97,957.33	88,271.24	10.97%
— Domestic routes	62,223.69	56,250.41	10.62%
— International routes	33,169.46	29,722.13	11.60%
— Regional routes	2,564.19	2,298.71	11.55%
Number of passengers carried (thousands)	58,899.98	53,389.06	10.32%
— Domestic routes	49,004.50	44,531.38	10.04%
— International routes	8,025.06	7,155.91	12.15%
— Regional routes	1,870.43	1,701.77	9.91%
Passenger load factor (%)	82.43	81.34	1.09	pts
— Domestic routes	83.76	83.17	0.59	pts
— International routes	80.10	78.25	1.85	pts
— Regional routes	81.87	78.97	2.90	pts
Passenger – kilometres yield (RMB) (including fuel surcharge)Not[e] [1]	0.523	0.509	2.75%
— Domestic routes	0.549	0.534	2.81%
— International routes	0.459	0.447	2.68%
— Regional routes	0.712	0.713	-0.14%
Passenger – kilometres yield (RMB) (excluding fuel surcharge)Note 1	0.487	0.478	1.88%
— Domestic routes	0.549	0.534	2.81%
— International routes	0.359	0.359	0.00%
— Regional routes	0.657	0.655	0.31%

	For the six months ended 30 June
	2018	2017 (comparable basis)Note 2	Change		2017 (non- comparable basis)Note 2
Freight transportation data
AFTK (available freight tonne – kilometres)
(millions)	3,909.79	3,269.60	19.58%		3,529.90
— Domestic routes	1,379.04	1,121.93	22.92%		1,124.28
— International routes	2,433.59	2,058.64	18.21%		2,305.79
— Regional routes	97.15	89.04	9.11%		99.83
RFTK (revenue freight tonne – kilometres)
(millions)	1,244.97	1,161.12	7.22%		1,365.92
— Domestic routes	425.14	426.16	-0.24%		427.62
— International routes	803.13	718.48	11.78%		914.07
— Regional routes	16.70	16.48	1.32%		24.23
Weight of freight carried (million kg)	439.86	422.79	4.04%		461.87
— Domestic routes	311.22	306.77	1.45%		308.75
— International routes	114.37	101.94	12.19%		132.83
— Regional routes	14.28	14.09	1.37%		20.29
Freight load factor (%)	31.84	35.51	-3.67	pts	38.70
— Domestic routes	30.83	37.98	-7.16	pts	38.04
— International routes	33.00	34.90	-1.90	pts	39.64
— Regional routes	17.19	18.51	-1.32	pts	24.27
Freight tonne – kilometres yield (RMB)
(including fuel surcharge)Note [1]	1.402	N/A	N/A		1.307
— Domestic routes	1.181				1.097
— International routes	1.436				1.351
— Regional routes	5.389				3.343
Freight tonne – kilometres yield (RMB)
(excluding fuel surcharge)Note [1]	1.369				1.239
— Domestic routes	1.134				0.982
— International routes	1.414				1.306
— Regional routes	5.150				3.219

	For the six months ended 30 June
	2018	2017 (comparable basis)Note 2	Change		2017 (non- comparable basis)Note 2
Consolidated data
ATK (available tonne – kilometres) (millions)	14,604.55	13,037.05	12.02%		13,297.35
— Domestic routes	8,065.03	7,208.80	11.88%		7,211.15
— International routes	6,160.49	5,477.23	12.47%		5,724.38
— Regional routes	379.03	351.02	7.98%		361.81
RTK (revenue tonne – kilometres) (millions)	9,896.19	8,983.17	10.16%		9,187.97
— Domestic routes	5,926.99	5,416.99	9.41%		5,418.45
— International routes	3,726.61	3,346.71	11.35%		3,542.30
— Regional routes	242.59	219.47	10.53%		227.21
Overall load factor (%)	67.76	68.90	-1.14	pts	69.10
— Domestic routes	73.49	75.14	-1.65	pts	75.14
— International routes	60.49	61.10	-0.61	pts	61.88
— Regional routes	64.00	62.52	1.48	pts	62.80
Revenue tonne – kilometres yield (RMB)
(including fuel surcharge)Note [1]	5.351	N/A	N/A		5.089
— Domestic routes	5.850				5.631
— International routes	4.392				4.099
— Regional routes	7.898				7.566
Revenue tonne – kilometres yield (RMB)
(excluding fuel surcharge)Note [1]	4.994				4.778
— Domestic routes	5.840				5.622
— International routes	3.498				3.346
— Regional routes	7.296				6.967

Notes:

1.	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.
2.	Under comparable basis, the operating data of the Group in the first half of 2017 did not include the whole cargo flight data of the Group in January 2017;

Under non-comparable basis, the operating data of the Group in the first half of 2017 comprised of the whole cargo flight data of the Group in January 2017.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2018, the Group introduced a total of 22 aircraft of major models and a total of 7 aircraft retired. With the introduction of B737-8MAX and A320NEO aircraft and the gradual retirement of B767 aircraft, the Group’s fleet age structure has maintained to be young.

As at 30 June 2018, the Group operated a fleet of 654 aircraft, which included 642 passenger aircraft and 12 business aircraft held under trust.

Fleet structure as at 30 June 2018

						(Units)
No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	9	11	0	20	2.4
2	A330-300	2	19	6	27	6.0
3	A330-200	15	15	0	30	5.2
4	B767	3	0	0	3	21.0
Total number of wide-body aircraft		29	45	6	80	5.4

5	A321	39	38	0	77	5.0
6	A320	80	51	49	180	7.5
7	A319	13	20	2	35	5.3
8	A320NEO	0	2	0	2	0.1
9	B737-800	46	71	86	203	4.2
10	B737-700	43	12	0	55	9.1
11	B737-8MAX	0	10	0	10	0.5
Total number of narrow-body aircraft		221	204	137	562	5.8
Total number of passenger aircraft		250	249	143	642	5.7

Total number of business aircraft held under trust					12

Total number of aircraft					654

REPORT OF THE BOARD

In the first half of 2018, the global economy continued to recover and maintained the growth momentum of the previous year, while also facing the challenges of intensified trade protectionism and the shift in global monetary easing policy. Chinese economy continued its overall stable and moderate trend, with optimisation in economic structural adjustment and continuous improvement in consumption contribution. The global aviation industry had a continuous rise in the demand of travellers. China’s civil aviation industry continued to maintain a rapid above double-digit growth rate, yet also faced challenges such as sharp rise in fuel prices, large fluctuations in RMB-USD exchange rate and intensifying market competition.

The Group adhered to maintaining a steady progress and upholding the requirements for high- quality development. It made concerted efforts and achieved smooth progress to promote production, operation, reform and transformation. The Group highly emphasised and comprehensively enhanced its corporate party building works. On the basis of ensuring safe operations, the Group has strengthened its sales and marketing, enhanced service quality, proactively promoted external partnerships, expedited the pace of its business transformation and steadily advanced major projects such as non-public issuance of shares of the Company, promoted the reform and development of the Group and obtained new achievements.

In the first half of 2018, the Group served 58.90 million passengers, representing a year-on-year increase of 10.3%. Revenue amounted to RMB54,500 million, representing a year-on-year increase of 12.6%. Due to reasons such as the rise in fuel prices, the exchange losses as a result of exchange rate fluctuations and the one-off gain of RMB1,750 million acquired from the transfer of equity interests in Eastern Logistics in the first half of 2017, the Company’s net profit attributable to shareholders of the parent company in the first half of 2018 amounted to RMB2,280 million.

•	Safe Operation

The Group continuously attached great importance to safe operation and our safety standard has maintained stable. In the first half of 2018, the Group’s fleet had 1.076 million safe flying hours, representing a year-on-year increase of 7.0%. The Group’s fleet had 0.453 million take-off and landing flights, representing a year-on-year increase of 6.4%.

The Group earnestly implemented the requirements for “Focusing on the Local Communities, Laying the Foundation, Training Basic Skills” as established by the Civil Aviation Administration of China (“CAAC”), and solidly carried out the special rectification of typical risk-prone events; enhanced our practical ability in anti-terrorism, anti-hijacking, anti-explosion, anti-attacks and anti-destruction to ensure air defence security. Targeting the implementation of the General Data Protection Regulations by the European Union, the Group has appointed a “data protection officer” to strengthen passenger information protection and prevent network security risks.

•	Marketing

In the first half of 2018, the Group completed 118,830 million of seat-kilometres, representing a year-on-year increase of 9.5%. Passenger revenue amounted to RMB49,050 million, representing a year-on-year increase of 13.8%. Passenger load factor of the Group amounted to 82.4%, representing a year-on-year increase of 1.1 percentage points. Significant progress has been made in key business indicators such as passenger load factor and revenue quality.

Focusing on the hub network strategy, we focused on enhancing the Group’s share and influence in the core market. In the first half of 2018, the Group’s market share in Shanghai, Beijing, Kunming and Xi’an hubs amounted to 40.8%, 18.3%, 37.4% and 28.4%, respectively. Through the coordination of route network layout and optimisation of transit connection, the effect of hub network has gradually appeared, with transit revenue increased by 9.3% year-on- year. In the first half of 2018, the Group introduced new international routes such as Shanghai- Stockholm and Shanghai-Xi’an-St. Petersburg, and new domestic routes such as Xi’an-Dali and Kunming-Hohhot, as well as international routes such as Shanghai-Moscow, St. Petersburg and Macau, and domestic routes such as Shanghai-Kunming and Xi’an-Xiamen. As at the end of June 2018, with the matching route networks with the SkyTeam Airline Alliance members, the route networks of the Group reached 177 countries and 1,074 destinations.

The Group’s level of yield management continuously improved, and the operational capacity of international routes constantly increased. The Group intensified the application of the OD (Original and Destination, i.e. the whole route) yield management system to strengthen the scientific analysis and forecast of customer structure and passenger reservation trends, and strengthened the refined control of space and freight rates. Guided by the Group’s internationalisation strategy, the operational capability of international routes was improved, with operational quality of long-haul routes enhanced. In the first half of 2018, passenger load factor of international routes increased by 1.9 percentage points year-on-year. Revenue per seat-kilometre of Europe, North America and Australia routes increased by 5.5%, 2.1% and 3.3% year-on-year, respectively.

The Group continuously enriched the sales product lines and constantly promoted sales transformation. Focusing on the development of various types of transformation products and value-added products, the Group further explored multi-model transport products, improved “preferred seats” and “upgrade products” and enriched value-added products such as ticket package and point redemption to effectively increase revenue from value-added services. The Group placed emphasis on maintaining sales channels and strengthened cooperation with overseas channels such as TMC (Travel Management Companies) and OTA (Online Travel Agency) channels. TMC’s sales revenue increased by 38.1% year-on-year. Through actively exploring customer resources, the customers of the two groups increased to 3,567, representing a year-on-year increase of 11.5%, and customer revenue of the two groups increased by 12.1% year-on-year.

•	External Partnerships

The Group continuously intensified its cooperation with strategic partners and core partners to enhance the quality of cooperation. The Group entered into a new term cooperation agreement with Air France-KLM (“AFK”), adding new joint cooperation of routes such as Kunming-Paris and Wuhan-Paris from 1 January 2019. The Group implemented inter-airline transit business and joint baggage transport services with Delta Air Lines, Inc. (“Delta”). The Group jointly planned the optimisation of flight network connection and the joint establishment of ground services and process standards of the new airport in Beijing with AFK and Delta. The Group has signed a business agreement with Qantas Airways Limited to commence further extensive cooperation in areas such as capacity investment and joint marketing, and commenced joint operation with Japan Airlines Co., Ltd. to strengthen cooperation in areas such as route network and capacity sharing.

In addition, the Group also actively explored cooperation with world-renowned brands to realise resource sharing. In the first half of 2018, the Group commenced cross-sector cooperation with more than 20 renowned companies such as Standard Chartered Bank and Hertz Car Rental to carry out joint marketing activities.

•	Customer Services

The Group is dedicated to offering sincere services and improving its brand image. The Group adheres to the service philosophy of “Customer-Oriented and Dedicated Service”, with which the Group provided services that specifically catered to the demand of its customers. The Group continuously improved service software and hardware to optimise customer experiences throughout the journey, aiming to become a representative for Shanghai’s services. We actively protect and develop frequent flyer members. As at the end of June 2018, the number of frequent flyer members of the Group’s “Eastern Miles” reached 36.20 million, representing a year-on-year increase of 15.1%.

In terms of service system construction, with the punctuality of flights as the focus and passenger satisfaction as the target, the Group continuously improved flight operation quality, with flight punctuality rate reached 80.5%, ranked at the top among the top ten Chinese domestic airlines. We further established a sound service quality standard system and released the first “Air Medical First Aid Handbook” in China, which was well-received by the media and passengers. With Beijing-Shanghai boutique route as a benchmark, by establishing a flight operation quality standard system through data indicators, the Group improved the comprehensive operation quality of flights. The Group promoted the baggage transportation management system and strengthened the monitoring of the whole process of baggage transportation to effectively reduce baggage transportation errors and breakage. Through the introduction of new aircraft models such as B787 and A350 as well as research and development and design of catering products, the Group brought a brand new experience to passengers.

In terms of online service integration, self-service boarding and self-service airport navigation were officially launched in Terminal 2 of Shanghai Hongqiao International Airport. With digital service experience optimised and mobile phones, online and overseas self-check-in rate increased, domestic self-check-in rate reached 77.4%, representing a year-on-year increase of 9.2 percentage points, and international self-check-in rate reached 32.4%, representing a year-on-year increase of 12.5 percentage points. The Group implemented self-checking function for flight information and baggage check-in through WeChat mobile to bring convenient experience for passengers.

•	Reform and Transformation

The Group adhered to comprehensively intensifying reform to promote the transformation and development of the Group. The Group focused on the operation and development of passenger transportation business, optimised the functions of its e-commerce platform, enhanced the standard of low cost airline operation of China United Airlines Co., Limited (“China United Airlines”), intensified protective marketisation reform, promoted the reform of its branches and subsidiaries as well as internal marketing and service organisations, and persistently reinforced the effect of reform and transformation to its production and operation.

In relation to e-commerce, the Group expedited the construction of its in-flight internet connection platform and became the first in China to fully promote the use of in-flight portable electronic devices. The Group’s fleet size, number of flights and number of users with “in-flight internet connection” rank “first in China and top in Asia”. As at the end of June 2018, 78 wide-body passenger aircraft of the Group all equipped with in-flight internet connection services, covering Europe, the United States, Australia, Southeast Asia and key domestic business routes. The Group planned to jointly establish an aviation internet joint venture with a telecom operator to reinforce and enhance the Company’s first-mover advantage in the field of in-flight internet business. The Group continuously optimised the customer experience of the Group’s official website and mobile application. The Group’s official website and mobile application iteratively upgraded 16 versions, adding and optimising more than 200 functional experiences. New overseas websites were launched, and sales amount increased by 31.5% year-on-year. The Group strengthened the operation of points mall, enriched point redemption products, promoted the transformation of income system points based on the contribution of passengers to the Company’s revenue, and optimised the point payment function.

In terms of low-cost airline, China United Airlines focused on improving direct sales capability and increasing auxiliary revenue to intensify low-cost transformation. In the first half of 2018, China United Airlines achieved revenue of RMB2,690 million, representing a year-on- year increase of 13.2%, and achieved net profit of RMB440 million, representing a year-on- year increase of 23.4%. China United Airlines launched new media and self-media marketing through diversified marketing methods and improved its direct sales capability by enhancing its mobile direct sales platform, with direct sales revenue accounted for 72.2%. Through the online sales promotion of duty-free products, upgrade products and sky mall products, the source of auxiliary revenue was broadened, with ancillary revenue increased by 46.0% year-on-year.

In terms of protective marketisation reform, the Group thoroughly implemented the transformation of protective assets into operational assets. Through indicators such as per capita output and yield, a subsidiary of the Group, Eastern Airlines Technology Company Limited (“CEA Technology”) explicitly identified seven aspects, such as accessories maintenance and airframe maintenance, as the focus for intensifying future reforms. The Group actively explored third-party markets, realised third-party revenue significantly increased by 70.0% year-on-year.

In terms of system, mechanism and institutional reform, the Group restructured its marketing service functions focusing on its customers, optimised and adjusted the management and control model of its marketing service system and organisation, established business committee, sales committee and customer committee, and further explored and steadily promoted the mixed-ownership reform of its subsidiaries.

•	Major Projects

On 10 July 2018, the Company announced a major capital project regarding the proposed non- public issuance of A shares and H shares, which planned to introduce Juneyao Airlines Company Limited (“Juneyao Airlines”) and Shanghai Juneyao (Group) Co., Limited (“Juneyao Group”), its controlling shareholder, or its subsidiaries and China Structural Reform Fund Corporation Limited as strategic investors. The capital project has been steadily advancing, and shall be implemented upon fulfilment of certain market conditions and as at 30 August 2018, it has received the approval from the State-owned Assets Supervision and Administration Commission (“SASAC”) and has been considered and approved by the Company’s general meeting. It still requires the approvals from the CAAC, the China Securities Commission (“CSRC”) and the Stock Exchange of the Hong Kong Limited (the “Hong Kong Stock Exchange”).

•	Corporate Culture

The Group promoted corporate culture construction, strengthened the employment integrity education and created harmonious labour relations, provided strong support for the smooth development and continuous improvement of the safe operation, customer services, marketing, reform and development of the Group.

•	Establishment of Internal Risk Control and Governance

In light of the implementation of the General Data Protection Regulation by the European Union, the Group strengthened the protection of passenger information to prevent network security risks; carried out special audits on key business areas focusing on the Group’s development strategy to enhance the management performance of the Group; and strengthened system construction, supervision and inspection to promote the sound, standardised and effective operation of the Group’s internal control system.

The Group steadily promoted the construction of a “Lawful CEA” to ensure the lawful and compliant operation of the Group. Focusing on its internationalisation strategy, the Group strengthened the prevention of legal risk of overseas business and continuously reinforced the management of contracts and litigation cases to safeguard the legitimate rights and interests of the Group.

•	Social Responsibilities and Awards

The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Openness, Sharing” and actively engaged in economic, social and environmental responsibilities. The Group insisted on the vision of green development and implemented pollution prevention and control work. The Group advocated low-carbon flights, continuously optimised fleet structure and promoted the application of new technologies for energy conservation and emission reduction. The Group adhered to the concept of joint development, strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fixed-point poverty alleviation works in Shuangjiang and Cangyuan in Yunnan. The Group was awarded the Shanghai Listed Company Corporate Social Responsibility Outstanding Enterprise Award ( 上海上市公司企業社會責任杰出企業獎 ), and was rated as a “State-owned Enterprise Poverty Alleviation and Development Unit” ( 中央企業扶貧開發工作先進單位 ) and a “Targeted Poverty Alleviation Demonstration Enterprise” ( 精準扶貧典範企業 ) by the World Charity Forum ( 世界公益慈善論壇 ). The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to society. In the first half of 2018, the Group launched 459 projects in total, with 20,160 participants from our staff team and served a total of 19,994 people for 51,153 hours.

In the first half of 2018, the Company was awarded the “Best China Airline” award in the “TTG China Travel Awards” for the fourth consecutive year, named as the “2017 Most Influential Airline” (2017 最具影響力航空公司 ) by Sina Travel and won CAPSE’s Cabin Facility Excellent Progress Award and Innovative Service Award ( 客艙設施卓越進步獎和創新服務獎 ), further enhancing the Group’s brand influence.

Operating Revenues

In the first half of 2018, the Group’s passenger revenue amounted to RMB49,045 million, representing an increase of 13.78% from the same period last year, and accounted for 96.56% of the Group’s traffic revenues. Passenger traffic volume was 97,957.33 million passenger-kilometres, representing an increase of 10.97% from the same period last year.

The passenger revenue of domestic routes amounted to RMB32,455 million, representing an increase of 13.65% from the same period last year, and accounted for 66.17% of the passenger revenue. The passenger traffic volume was 62,223.69 million passenger-kilometres, representing an increase of 10.62% from the same period last year.

The passenger revenue of international routes amounted to RMB14,775 million, representing an increase of 14.40% from the same period last year, and accounted for 30.13% of the passenger revenue. The passenger traffic volume was 33,169.46 million passenger-kilometres, representing an increase of 11.60% from the same period last year.

The passenger revenue of regional routes amounted to RMB1,815 million, representing an increase of 11.15% from the same period last year, and accounted for 3.70% of the passenger revenue. The passenger traffic volume was 2,564.19 million passenger-kilometres, representing an increase of 11.55% from the same period last year.

In the first half of 2018, the Group’s cargo and mail traffic revenues amounted to RMB1,745 million, accounted for 3.44% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,244.97 million tonne-kilometres.

In the first half of 2018, the Group’s other revenue were RMB3,710 million, representing an increase of 4.80% from the same period last year.

In the first half of 2018, the Group’s other operating income amounted to RMB3,390 million, representing a decrease of 28.87% from the same period last year, primarily due to the data of the first half of 2017 comprised the gains from the transfer of 100% equity interests of Eastern Logistics.

Operating Expenses

In the first half of 2018, the Group’s total operating expenses was RMB52,444 million, representing an increase of 11.92% from the same period last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, depreciation and amortisation, salaries and benefits, catering and selling expenses increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In the first half of 2018, the Group’s total aircraft fuel cost was RMB15,252 million, representing an increase of 25.64% from the same period last year, mainly due to an increase in the volume of refueling of 6.27% from last year for the Group, leading to an increase in aircraft fuel costs by RMB762 million. The average price of fuel increased by 18.23% from the same period last year, and the aircraft fuel costs increased by RMB2,351 million.

In the first half of 2018, the Group’s take-off and landing charges amounted to RMB7,097 million, representing an increase of 10.37% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the Group and the adjustment of pricing standards of China’s airports (CAAC 2017 Notice No.18), resulting in a rise in domestic take-off and landing charges.

In the first half of 2018, the Group’s depreciation and amortisation amounted to RMB7,534 million, representing an increase of 15.08% from the same period last year, and was primarily due to the net addition of 43 aircraft (self-owned and under finance leases) to the Group’s fleet as compared to the same period last year. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

In the first half of 2018, the Group’s wages, salaries and benefits amounted to RMB9,831 million, representing an increase of 10.96% from the same period last year, and was primarily due to the combined effect of the increase in the number of personnel, the increase in flight hours and the rise in the standard flight hour fees.

In the first half of 2018, the Group’s aircraft maintenance expenses amounted to RMB1,649 million, representing a decrease of 23.83% from the same period last year, and was primarily due to the non-occurence of overhauls of operating leased engines of the Group in the first half of 2018 and the cost-reduction and efficiency-enhancement measures of the Group such as reducing the order quantity of aviation materials and commencing maintenance business for aviation materials, which led to a decrease in maintenance fees.

In the first half of 2018, the Group’s catering supply expenses were RMB1,665 million, representing an increase of 10.93% from the same period last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering.

In the first half of 2018, the Group’s aircraft operating lease rentals amounted to RMB2,016 million, representing a decrease of 9.80% from the same period last year, and was primarily due to the lower average exchange rate of USD to RMB in the first half of 2018 as compared to the same period last year, which led to a decrease in USD-denominated rental costs as compared to the same period last year.

In the first half of 2018, the Group’s other operating lease rentals amounted to RMB473 million, representing an increase of 17.96% from the same period last year, and was primarily due to the increase of fees for ground assets under lease by the Group.

In the first half of 2018, the Group’s selling and marketing expenses were RMB1,813 million, representing an increase of 13.81% from the same period last year, and was primarily due to the expansion of business scale of the Group, which led to an increase in selling expenses accordingly.

In the first half of 2018, the Group’s civil aviation development fund paid to the CAAC amounted to RMB1,093 million, representing an increase of 8.86% from the same period last year, and was primarily due to the increase in the length of miles flown during the year.

In the first half of 2018, the Group’s ground service and other expenses were RMB1,651 million, representing a decrease of 13.83% from the same period last year, which was primarily due to the fact that data of 2017 comprised data of ground service and other expenses of Eastern Logistics in January 2017, and data of 2018 no longer comprised data of Eastern Logistics.

In the first half of 2018, the Group’s indirect operating expenses were RMB2,334 million, representing an increase of 13.36% from the same period last year, which was primarily due to the expansion of operational scale of the Group, which led to an increase in relevant expenses.

Finance Income/Costs

In the first half of 2018, the Group’s finance income was RMB52 million, representing a decrease of RMB651 million from the same period last year. Finance costs amounted to RMB2,416 million, representing an increase of RMB1,012 million from the same period last year, primarily due to the RMB546 million net exchange losses arising from the appreciation of USD to RMB in the first half of 2018. In the same period of 2017, the appreciation of RMB to USD resulted in net exchange gains amounted to RMB674 million.

Profit

Net profit attributable to equity holders of the Company in the first half of 2018 was RMB2,279 million, representing a decrease of 47.50% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.16.

Liquidity and Capital Structure

As at 30 June 2018, the Group had total assets of RMB238,773 million, representing an increase of 3.94% from 31 December 2017. Its debt ratio was 74.23%, representing a 0.18 percentage point decrease from 31 December 2017.

In particular, the Group’s total current assets amounted to RMB20,787 million, accounted for 8.71% of the total assets and represented an increase of 13.63% from 31 December 2017. The Group’s non-current assets amounted to RMB217,986 million, accounted for 91.29% of the total assets and represented an increase of 3.10% from 31 December 2017.

As at 30 June 2018, the Group had total liabilities of RMB177,239 million, comprising current liabilities of RMB75,935 million which accounted for 42.84% of total liabilities, and non-current liabilities of RMB101,304 million which accounted for 57.16% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and obligations under finance leases due within one year) amounted to RMB41,551 million or a decrease of 14.03% from 31 December 2017.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB92,136 million or an increase of 11.90% from 31 December 2017.

In the first half of 2018, the Group proactively optimised and adjusted the structure of its foreign currency obligations in response to the currency exchange fluctuations, in order to lower its exchange rate risk. As at 30 June 2018, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

				Unit: RMB million
		RMB equivalent
	As at 30 June 2018		As at 31 December 2017
Currency	Amount	Percentage (%)	Amount	Percentage (%)	Movement (%)
USD	32,108	24.02	36,809	28.17	-12.77
RMB	88,422	66.14	83,880	64.19	5.41
Others	13,157	9.84	9,980	7.64	31.83

Total	133,687	100	130,669	100	2.31

As at 30 June 2018, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and short-term debentures equivalent to RMB64,412 million, representing an increase of 0.96% from RMB63,801 million as at 31 December 2017. The breakdown by currencies is as follows:

			Unit: RMB million
		RMB equivalent
Currency	As at 30 June 2018	As at 31 December 2017	Movement (%)
USD	4,548	7,555	-39.80
SGD	2,419	2,435	-0.66
EUR	5,279	4,921	7.27
KRW	1,033	1,058	-2.36
JPY	2,995	—	—
RMB	48,138	47,832	0.64

Total	64,412	63,801	0.96

As at 30 June 2018, the Group’s interest-bearing liabilities included obligations under finance leases equivalent to RMB69,275 million, representing an increase of 3.60% from RMB66,868 million as at 31 December 2017. The breakdown by currencies is as follows:

			Unit: RMB million
		RMB equivalent
Currency	As at 30 June 2018	As at 31 December 2017	Movement (%)
USD	27,560	29,254	-5.79
SGD	560	627	-10.69
JPY	247	264	-6.44
HKD	624	675	-7.56
RMB	40,284	36,048	11.75

Total	69,275	66,868	3.60

Interest Rate Fluctuation

The Group’s interest-bearing liabilities included short-term interest-bearing liabilities and long-term interest-bearing liabilities. Both the short-term interest-bearing liabilities and long-term interest- bearing liabilities were affected by fluctuations in current market interest rates. The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, obligations under finance leases, bonds payable and short-term debentures) as at 30 June 2018 and 31 December 2017 were equivalent to RMB133,687 million and RMB130,669 million, respectively, of which short- term interest-bearing liabilities accounted for 31.08% and 36.99%, respectively.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2018 and 31 December 2017, the Group’s liabilities denominated in USD accounted for 24.02% and 28.17%, respectively, of total liabilities while liabilities denominated in RMB accounted for 66.14% and 64.19%, respectively, of total liabilities. Fluctuations in the USD and RMB interest rates have relatively significant impact on the Group’s finance costs. The Group reduced the risk of floating interest rates in USD liabilities through interest rate swap contracts.

As at 30 June 2018 and 31 December 2017, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of USD1,311 million and USD1,420 million, respectively. These contracts will expire between the second half of 2018 and 2025.

Exchange Rate Fluctuation

As at 30 June 2018, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB45,265 million, of which USD liabilities accounted for 70.93% of the total interest-bearing liabilities. Therefore, a significant fluctuation in the USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As at 30 June 2018 and 31 December 2017, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD182 million and USD829 million, respectively, and will expire in 2018.

In the first half of 2018, the Group’s net exchange losses amounted to RMB546 million as compared to the net exchange gains of RMB674 million in the first half of 2017.

Fluctuation of Jet Fuel Prices

In the first half of 2018, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB763 million, assuming all other variables remain constant.

In the first half of 2018, the Group did not conduct any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

As at 30 June 2018, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB8,720 million, representing a decrease of 22.19% from RMB11,207 million as at 31 December 2017.

As at 30 June 2018, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2018, the Group had 75,694 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

As at 30 June 2018, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR THE SECOND HALF OF 2018

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2018 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking forward to the second half of 2018, according to the comprehensive analysis of the global and domestic economic situation, China’s civil aviation industry is expected to continue to maintain rapid growth rate. At the same time, uncertain factors kept increasing. The trade frictions have increased the uncertainty of future economic development, while the rising fuel prices and fluctuations in exchange rates have brought pressure and challenges to airlines’ production and operation.

Facing the complicated and severe external business environment, the Group will uphold its confidence, face challenges, be determined and innovative, work hard, be practical, and strive to promote new breakthroughs in the reform, development and stability of the Group. In the second half of 2018, the Group will focus on the following tasks:

1.

The Group will strengthen the construction of the “three basics” (focusing on the local communities, laying the foundation and training basic skills) and strive to establish the double prevention mechanism of safety risk grading management and hidden dangers check and management to continuously enhance the level of safety management; persevere in the construction of practice, capacity building and cultural establishment in respect of safe production and strengthen safety performance management to ensure safe operation.

2.

The Group will optimise route scheduling and flight model allocation to ensure its capacity during peak seasons and seize market opportunities during peak seasons; strengthen the scientific forecast of market demand and the precise control of freight rates to capture the market opportunities from the China International Import Expo and actively reinforce service guarantee work; steadily promote sales transformation and strengthen the development of international sales and group customer resources to enhance international business capabilities.

3.

The Group will promote the service standard system of quality flights routes to enhance the service quality of the Group; improve the frequent flyer membership system and optimise the ticket refund and change process to enhance passenger satisfaction; establish a new generation passenger service system to comprehensively enhance customer experience leveraging on the opportunities from new aircraft models such as B787 and A350.

4.

The Group will intensify the reform and transformation of various business areas and stimulate the vitality of innovation; accelerate the transformation of income system points and expand the use of points to increase customer contribution value; optimise and adjust the China United Airlines management and control model, improve route network layout and expand marketing channels; optimise industrial layout and vigorously expand third-party market through matching the international advanced MRO (Maintenance, Repair & Overhaul) with CEA Technology.

5.

The Group will effectively enhance risk awareness, establish risk early warning mechanism and rapid response mechanism to actively prevent and resolve major risks in production and operation; comprehensively strengthen the control of various costs, use multi-measures to save fuel costs to increase aviation cost savings; steadily promote non-public issuance of shares and adhere to high standards to construct the CEA Base in the new airport in Beijing.

6.

The Group will develop intensive international anti-commercial bribery trainings and education to prevent overseas compliance and operational risks; reinforce the protection of passenger information to prevent safety risks of the information system; increase the legal protection of assets and intellectual properties of the Group to safeguard the legitimate interests of the Group.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for the Second Half of 2018 to 2020

						(Units)
Model	Second Half of 2018		2019		2020
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	—	5	—	4	—
A330 Series	4	5	—	—	—	—
A320 Series	13	—	25	—	30	—
B777 Series	—	—	—	—	—	—
B787 Series	4	—	6	—	3	—
B767 Series	—	3	—	—	—	—
B737 Series	22	—	26	—	24	10

Total	45	8	62	—	61	10

Notes:

1.	As at 30 June 2018, according to confirmed orders, the Group planned to introduce 15 aircraft and retire 17 aircraft in 2021 and future years.
2.

The abovementioned models, quantity and timing for the future introduction and retirement of aircraft of the Group will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

SIGNIFICANT EVENTS

1.	As at 30 June 2018 and up to the date of this results announcement, the share structure of the Group is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	A shares	9,808,485,682	67.80
	1. Listed shares with trading moratorium	—	—
	2. Listed shares without trading moratorium	9,808,485,682	67.80
II	H shares	4,659,100,000	32.20
III	Total number of shares	14,467,585,682	100.00

2.	Non-Public Issuance of A Shares and Non-public Issuance of H Shares

The resolutions of non-public issuance of A Shares and non-public issuance of H Shares were considered and approved at the 15th ordinary meeting of the eighth session of the Board held on 10 July 2018. The Company shall non-publicly issue A shares to Juneyao Airlines, Juneyao Group and/or its designated subsidiaries and structural reform fund for proceeds of not more than RMB11,800 million; and the Company shall non-publicly issue H shares to Juneyao Airlines and/or its designated controlled subsidiaries for proceeds of not more than HK$3,550.3 million. On 29 August 2018, the Company received the approval from the SASAC, which conditionally agreed to the Company’s non-public issuance of A shares and H shares proposal. The relevant resolutions were considered and approved at the 2018 third extraordinary general meeting, 2018 first A share class meeting and 2018 first H share class meeting of the Company held on 30 August 2018. On the same date, the resolution for the clarification and specification of subscribers of A shares and number of A shares to be issued regarding the non-public issuance of A shares by the Company in 2018 was considered and approved at the 2018 fourth regular meeting of the Board. The non-public issuance of A shares and H shares of the company are still pending approval by the CSRC, CAAC and the Hong Kong Stock Exchange.

For details, please refer to the announcements and circulars of the Company published on the website of Hong Kong Stock Exchange on 10 July, 10 August, 29 August and 30 August 2018.

3.	Dividends

The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2018.

4.	Purchase, Sale or Redemption of Securities

During the first half of 2018, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

5.	Material Litigation

During the six months ended 30 June 2018, the Group was not involved in any material litigation, arbitration or claim.

6.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the six months ended 30 June 2018 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the articles of association, rules for the meetings of the board of directors, rules for procedures for general meetings and the policy on the management of the provision of external guarantees of the Company etc., to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the most recent half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 30 June 2018, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

7.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2018 prepared in accordance with IFRS.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

8.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Xu Zhao	6 February 2018	Personal reasons	Director, Member of the Audit and Risk Management Committee of the Board

Feng Jinxiong	13 July 2018	Passed away due to illness	Supervisor

Li Yangmin	30 August 2018	Work arrangement	Director, Member of the Aviation Safety and Environment Committee of the Board, Member and Chairman of the Planning and Development Committee of the Board

Gu Jiadan	30 August 2018	Work arrangement	Director

Tang Bing	30 August 2018	Work arrangement	Director, Member of the Planning and Development Committee of the Board

Tian Liuwen	30 August 2018	Work arrangement	Director

Ba Shengji	30 August 2018	Work arrangement	Supervisor

Hu Jidong	30 August 2018	Work arrangement	Supervisor

Jia Shaojun	30 August 2018	Work arrangement	Supervisor

Appointment

Name	Date of Appointment	Reason for Change	Position
Yuan Jun	8 February 2018	Elected at the general meeting of the employee representatives	Employee representative Director

	30 August 2018	Appointed by the Board	Member of the Planning and Development Committee of the Board

Cai Hongping	29 March 2018	Appointed by the Board	Member of the Audit and Risk Management Committee of the Board

Lin Wanli	30 August 2018	Elected at the general meeting	Independent non- executive Director

	30 August 2018	Appointed by the Board	Member of the Aviation Safety and Environment Committee of the Board

Li Jinde	30 August 2018	Elected at the general meeting	Supervisor

Gao Feng	30 August 2018	Elected at the general meeting of the employee representatives	Employee representative Director

Guo Junxiu	30 August 2018	Appointed by the Board	Chief legal adviser

Ma Xulun	30 August 2018	Appointed by the Board	Chairman of the Planning and Development Committee of the Board

For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 February, 8 February, 29 March, 13 July, 8 August and 30 August 2018.

9.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	China Aircraft Services Limited	Director	June 2006	March 2018

	China Eastern Airlines Yunnan Co., Limited	Chairman	November 2014	April 2018

	China Eastern Airlines Media Co., Ltd.	Chairman	June 2014	February 2018

	TravelSky Technology Limited	Director	December 2015	January 2018

	China Aviation Supplies Co., Limited	Chairman	October 2016	March 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018

Tang Bing	Shanghai Airlines Co., Limited	Chairman, Executive director	January 2012	January 2018

	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018

	TravelSky Technology Limited	Non-executive director	August 2018

Tian Liuwen	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2018

Yuan Jun	CEA Holding	Chairman of labour union	May 2018

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	July 2018

Li Ruoshan	Xian Shaangu Power Co., Ltd.	Independent director	November 2013	May 2018

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Ma Weihua	RoadShow Holdings Limited	Non-executive director	November 2017	March 2018

	Bison Finance Group Limited (Previously known as RoadShow Holdings Limited)	Non-executive director	March 2018	May 2018

	Bison Finance Group Limited	Chairman of the company	May 2018

Shao Ruiqing	Shenzhen Guangju Energy Co., Ltd.	Independent director	May 2015	April 2018

Xi Sheng	CEA Holding	Deputy general manager, Member of party committee	January 2018

	China Air Express Co., Ltd. Vice chairman		March 2018

	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018

Ba Shengji	CEA Holding	Chairman of labour union	August 2013	January 2018

Hu Jidong	CEA Holding	Chief economist, vice chairman of labour union	November 2017	June 2018

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	February 2012	July 2018

	China Eastern Airlines Jiangsu Co., Limited	Chairman	September 2013	January 2018

	China Eastern Airlines Yunnan Co., Limited	Supervisor	September 2013	July 2018

	Shanghai Airlines Co., Limited	Supervisor	December 2013	July 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	June 2015	January 2018

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Feng Jinxiong	China Eastern Airlines Media Co., Ltd.	Chairman of the supervisory committee	April 2015	July 2018

	CES International Financial Leasing Corporation Limited	Supervisor	November 2014	July 2018

Jia Shaojun	Shanghai Eastern Airlines Investment Co., Limited	Director	December 2015	March 2018

	CES Global Holdings (Hong Kong) Limited	Chairman	January 2018

	UnionPay Insurance Brokers Limited	Director	January 2018

Wu Yongliang	CEA Holding	Chief accountant	June 2018

	China Eastern Airlines Wuhan Limited	Chairman	April 2009	April 2018

	Shanghai Airlines Co., Limited	Executive director	January 2018

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	May 2018

	China Eastern Airlines Yunnan Co., Limited	Chairman	April 2018

Feng Liang	China Aircraft Services Limited	Director	March 2018

Feng Dehua	China Eastern Airlines Wuhan Limited	Chairman	April 2018

Xu Zhao	CEA Holding	Chief accountant	November 2006	January 2018

	China Air Express Co., Ltd.	Vice chairman	October 2011	March 2018

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	May 2013	May 2018

	Shanghai Shine-link International Logistics Co., Ltd.	Director	July 2015	March 2018

10.	Miscellaneous

The Group makes reference to the following:

1.

On 22 December 2017, the Company and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking as set out in article 3 of the supplemental agreement to the reorganization and division agreement entered into by both parties in 1996. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017, 17 January and 8 February 2018.

2.

On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January and 8 February 2018.

3.

On 2 February 2018, the Company’s application for the listing of JPY-denominated credit enhanced bonds was approved by the Tokyo Stock Exchange. On 9 March 2018, the Company issued JPY-denominated credit enhanced bonds. On 19 March 2018, the Company’s JPY-denominated credit enhanced bonds were listed. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018.

4.

On 1 March 2018, the Company entered into the contractual operation agreement and the operation cost agreement with China Cargo Airlines Ltd. (“China Cargo Airlines”), pursuant to which, China Cargo Airlines as a contractor shall operate the Bellyhold space business and pay contractual fee to the Company; and the Company shall reimburse the operation cost of the Bellyhold space business to China Cargo Airlines. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018.

5.

On 8 February, 21 June and 30 August 2018, the general meetings of the Company considered and approved the resolutions in relation to the amendments to certain provisions of the articles of association, the rules for procedures for general meetings, the rules for the meeting of the board of directors and the rules for the meeting of the supervisory committee of the Company, respectively. For details, please refer to the announcements and circulars of the Company published on the website of Hong Kong Stock Exchange on 19 January, 8 February, 29 March, 21 June, 10 July, 10 August and 30 August 2018.

6.

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2018, are set out as follows:

		Unit: RMB thousand
Approved category	Actual amount incurred up to 30 June 2018	2018 estimated transaction caps
Financial services (balance)
— balance of deposit	1,672,722	11,500,000
— balance of loans	—	11,500,000
Catering supply services	634,143	1,650,000
Flight support services	177,325	690,000
Import and export services	94,101	490,000
Property leasing	26,691	85,000
Advertising agency services	9,085	85,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	333,382	1,048,000
Aircraft finance lease services	1,808,489	USD2,415 million or equivalent RMB
Aircraft operating lease services	57,932	700,000
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	50,886	360,000
Freight logistics support services (the Company provides services to Eastern Logistics)	50,206	375,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	8,343	610,000
Bellyhold space management (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	32,098	500,000
Bellyhold space contractual operation
— contractual fee received	912,217	3,000,000
— operation cost paid	80,485	265,000
AFK aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	439,561	1,005,000
— amount paid	208,739	850,000

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non- executive Director) and Yuan Jun (Employee Representative Director).